Finance

RECEIVED

2006 SEP 19 P 12: 3

OFFICE OF INTERNATIONAL CORPORATE FINANCE

8th September, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

06016956

Attention: **Special Counsel**
Office of International Corporate Finance

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richard Benke
Investor Relations Director

PROCESSED
SEP 25 2006
THOMSON FINANCIAL

Enclosure

9/19

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

www.mol.hu

▶ **MOL Plc.**

INVESTOR NEWS

8 September 2006

MOL-INA consortium signed a contract with the government of Bosnia & Herzegovina to become 67% owner of Energopetrol

MOL hereby announces that on 8 september 2006 MOL and INA consortium signed a contract with the government of Bosnia & Herzegovina to become 67% owner of Energopetrol through capital increase. The Consortium will subscribe Energopetrol's shares to be newly issued in an aggregate amount of KM 60 million (EUR 30.7 million). The capital increase will provide financial resource to repay Energopetrol's debts. Following the subscription MOL-INA Consortium will hold 67%, the Federation government will keep 22% while small shareholders will hold the rest of the shares.

MOL-INA Consortium transfers KM 10 million (EUR 5.1 million) to the Government of BiH as a consideration of acquiring control over the Company. INA-MOL will provide resources of KM 150 million (EUR 76.7 million) to Energopetrol in order to finance its investment program in the next three years. The closing of the transaction is subject to several conditions, including the approval of the Competition Office of Bosnia & Herzegovina.

Energopetrol owns and operates 64 filling stations in Bosnia&Hercegovina. MOL and INA is already present in the country's growing wholesale and retail market. The joint operation will result in clear retail leadership in Bosnia & Herzegovina and provides significant synergies in longer term.

Zsolt Hernádi, Executive-chairman of MOL commented: "This transaction is a clear sign of the successful cooperation between MOL and INA and is fully in line with our announced strategy. The Balkan region with its high growth opportunity is the primary area of our Downstream expansion plans."

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

INVESTOR NEWS

7 September 2006

The Board of Directors of MOL decided on the capital increase of the company

MOL Hungarian Oil and Gas Public Limited Company hereby announces that at the meeting held on 7 September, 2006, the Board of Directors passed a resolution on the increase of the share capital of the company from HUF 108,985,250,578 to HUF 109,330,376,578 and on the listing of these shares on the stock exchange following the registration of the capital increase at the Court of Registration.

In accordance with the capital increase the Board of Directors modified article 7.2 of the Articles of Association as follows:

7.2.The Company's share capital amounts to HUF 109,330,376,578 i.e. one hundred and nine billion, three hundred and thirty million, three hundred and seventy six thousand, five hundred and seventy eight Hungarian forints by:

a.) 109,329,797 pieces registered ordinary shares of the series "A" with a par value of HUF 1,000, and 578 pieces registered ordinary shares of the series "C" with a par value of HUF 1,001, providing for identical rights to the holders of such shares, on a price of HUF 6,000, issued against the in-kind contribution, and transferred at the same time with the obligation of the takeover of the shares, and [...]

The Board of Directors hereby added to article 7.3. of the Company's Articles of Association as follows:

7.3. [..]

With regard to the conversion of 194 pieces of bonds, the Board of Directors decided, on September 7, 2006, on the issuance of 345,126 pieces ordinary shares of the series "A" taken into account the issuance value of HUF 5,621 per shares due to the above conversion rate.

The capital increase was made as part of the convertible bond programme approved by the EGM held on 1 September 2003. The approved incentive scheme links a significant part of the compensation of the members of the Board of Directors and senior managers to the development of the price of MOL shares on the stock exchange. Within the framework of the programme, MOL issued a total of 1,200 convertible bonds with a par value of HUF 10 million each. Bond holders submitted 194 bonds for conversion, therefore 345,126 shares will be allocated to them after the registration of the capital increase by the Court of Registration.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ MOL Plc.

INVESTOR NEWS

31 August 2006

Share sale of MOL manager

László Akar, member of the Board of Directors of MOL sold 4,300 MOL shares at HUF 22,309 average price on the Budapest Stock Exchange on 31 August 2006, with the assistance of OTP Bank Plc. as investment service provider. After the transaction Mr. Akar owns 7,461 MOL ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

MOL Plc.

INVESTOR NEWS

28 August 2006

MOL's FIRST DOMESTIC EXPLORATION PRTNERSHIP SIGNED

MOL Hungarian Oil and Gas Public Limited Company hereby announces that on the 25th of August, 2006 it signed a partnership agreement with Hungarian Horizon Energy Ltd., an American-Hungarian independent exploration company, to conduct joint exploration of the gas prone Komádi-Vésztő area, East Hungary.

The joint exploratory area consists of exploration acreages of both companies, where the companies have equal, 50%-50% participation interests. The agreed work program consists of the reprocessing of MOL's 2D and 3D seismic data acquired in 2003, the drilling of an initial exploratory well and potential further wells depending on and justified by the results of the first well. The exploration targets reservoirs of around 150 mcm with fair geological probabilities.

The partnership is the first in a row of exploration partnerships that MOL plans to establish in the near future in the Central European area. MOL's objectives with forming partnerships on certain projects within its exploration portfolio is to share exploration risks, as well as invite and capitalize on the special technical expertise of its selected partners.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ **MOL Plc.**

INVESTOR NEWS

23 August 2006

Share sale of a MOL manager

Ferenc Horváth, Managing Director of Refining and Marketing Division of MOL Plc. sold 6,000 MOL ordinary shares at HUF 22,165 average price on the Budapest Stock Exchange on 23 August 2006, with the assistance of OTP Bank Plc. as investment service provider.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

INVESTOR NEWS

21 August 2006

Share transaction of a MOL manager

Dr. Sándor Csányi and MOL Hungarian Oil and Gas Plc. announce that Dr. Sándor Csányi Vice Chairman of the Board of Directors of MOL, sold 36,292 MOL shares at HUF 21,766 on average on the Budapest Stock Exchange on 18 August 2006, with the assistance of Magyar Külkereskedelmi Bank Zrt., as investment service provider.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ MOL Plc.

INVESTOR NEWS

15 August 2006

Share sale of a MOL manager

József Molnár, GCFO of MOL sold 5,527 MOL ordinary shares at HUF 22,200 each on the Budapest Stock Exchange on 14 August 2006, with the assistance of OTP Bank Plc as investment service provider.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

INVESTOR NEWS

10 August 2006

Share sale of a MOL manager

József Simola, Corporate Centre managing director sold 6,760 MOL shares, 6,410 MOL shares at HUF 22,250 and 350 MOL shares at HUF 22,300 each on the Budapest Stock Exchange on 10 August 2006, with the assistance of OTP Bank as investment service provider.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043